Exhibit 3.25

CERTIFICATE OF FORMATION

OF

HARBOR CAPITAL HOLDINGS, LLC

This Certificate of Formation of Harbor Capital Holdings, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company in accordance with the Limited Liability Company Act of the State of Delaware.

1.                                     The name of the limited liability company is:

Harbor Capital Holdings, LLC

2.                                     The address of the registered office of the Company in Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, DE 19904, County of Kent. The Company’s registered agent at that address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of August 9, 2005.

/s/ Kyle W.Drefkc
Kyle W.Drefkc
Authorized Person